UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SEC File Number:  001-08485

CUSIP Number: 598709-301

FORM 12b-25(b)

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR

                           [ ] Form N-CSR

For Period Ended:  September 30, 2009

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MI 2009 Inc.

Full Name of Registrant

Milacron Inc.

Former Name if Applicable

4165 Half Acre Road

Address of Principal Executive Office (Street and Number)

Batavia, Ohio 45103

City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

The registrant is not in a position to file its Periodic Report on Form 10-Q for the quarter ended September 30, 2009.  On March 10, 2009, the registrant filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code  in the United States Bankruptcy Court in the Southern District of Ohio  (Case Number 09-11235) as further described in its Current Report on Form 8-K filed on March 11, 2009. On August 21, 2009, the registrant completed a sale of substantially all of its assets, as further described in its Current Report on Form 8-K filed on August 26, 2009, and is no longer conducting business operations.

PART IV - OTHER INFORMATION

__________________________________________________________________

(1)  Name and telephone number of person to contact in regard to this notification:

John C. Francy               (513)

         536-3555

(Name)                     (Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[] Yes   [X] No

1.

Annual Report on Form 10-K for the year ended December 31, 2008 has not been filed.

2.

Periodic Report on Form 10-Q for the quarter ended March 31, 2009 has not been filed.

      3.

Periodic Report on Form 10-Q for the quarter ended June 30, 2009 has not been filed.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[] Yes   [ ] No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As stated above, the registrant is not in a position to file a Report on  Form 10-Q for the quarter ended September 30, 2009.   However, its results of operations for such quarter were materially worse than for the comparable quarter of 2008, principally due to the conditions that led to its chapter 11 filing described above and substantial costs related to the chapter 11 proceeding. On August 29, 2009, the registrant filed a Current Report on Form 8-K containing  monthly operating reports that contain certain financial information relating to the operations during the third quarter of 2009.  Reference is made to the information presented in such reports with regard to the results for such periods. Additionally, as mentioned above, the registrant ceased conducting business operations as of August 21, 2009.

MI 2009 Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 11, 2009

By:

/s/John C. Francy

John C. Francy

Vice President - Finance, Chief Financial Officer and

Treasurer

INSTRUCTION:  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form, accountant’s statement or other exhibit.